SECURIT 04004950 .ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.P. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Waterview Drive
(No. and Street)

Centerport (City) New York (State) 11721 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George C. Reichle (631) 757-3200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 188

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George C. Reichle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.P. Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN M. DEBOESCHE
NEW YORK STATE NOTARY
#01DE4735502
QUALIFIED - SUFFOLK COUNTY
EXPIRATION - 1/31/~~00~~ 06

Notary Public

Signature

Pres

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.P. SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

Assets

	2003	2002
Current assets:		
Cash and cash equivalents	$ 16,912	$ 28,335
Accounts receivable (Note 2)	8,538	9,353
Prepaid expenses	1,250	1,095
Total current assets	26,700	38,783
Other assets:		
Investments (Note 3)	5,900	5,900
Total other assets	5,900	5,900
Total assets	$ 32,600	$ 44,683

Liabilities and stockholder's equity

	2003	2002
Current liabilities:		
Accounts payable and accrued expenses	$ 9,819	$ 10,506
Franchise tax payable	100	100
Total liabilities	9,919	10,606
Stockholder's equity:		
Common stock, no par value, 4,445 shares authorized; 4,245 shares issued and outstanding	35,000	35,000
Accumulated deficit	(12,319)	(923)
Total stockholder's equity	22,681	34,077
Total liabilities and stockholder's equity	$ 32,600	$ 44,683

See accompanying independent auditor's report
and notes to financial statements.